Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-166290) on Form S-3 and (No. 333-164737) and (No. 333-65376-99) on Forms S-8 of Accenture plc of our report dated October 21, 2011, with respect to the Statements of Financial Condition of the Accenture plc 2010 Employee Share Purchase Plan as of August 31, 2011 and 2010, and the related Statements of Operations and Changes in Plan Equity for the year ended August 31, 2011 and the period from February 4, 2010 (Inception) through August 31, 2010, which report appears in the August 31, 2011 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP

Chicago, Illinois

October 21, 2011